Jerold N. Siegan
312.876.7874
jsniegan@arnstein.com

April 22, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Attention:              Mr. Jeffrey Riedler, Assistant Director

Re:          Green Planet Bioengineering Co., Ltd.
Preliminary Information Statement on Schedule 14C
Filed February 7, 2011 and as amended on February 25, 2011 (“Information Statement”)
File No. 000-52622

Dear Ladies and Gentlemen:

On behalf of Green Planet Bioengineering Co., Ltd. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated March 4, 2011 (the “Comment Letter”).  Each of our responses has been numbered to be consistent with the numbered comments in the Comment Letter.  The revisions to the Information Statement that the Company will make as set forth in this letter will be contained in Amendment #2 to the Information Statement, which the Company will file with the Commission.

General

1.  As required by Item 14(c)(1) of Schedule 14A, please expand your disclosure to provide the information about the registrant as required by Part B of Form S-4, including historical financial statements for the last two fiscal years.

RESPONSE:  The Company has revised the Information Statement to expand the disclosure pursuant to comment #1.  In this regard, the transaction that is the subject of the Company’s Schedule 14C involved the acquisition of a subsidiary of the Company by a lender in exchange for the conversion of debt owed to said lender for stock of said subsidiary and forgiveness of debt owed to said lender.  The stockholders of the Company received no cash or stock or other consideration as a result of the subject transaction and they remain stockholders of the Company.  Accordingly, the Company believes that its attached Amendment to its preliminary Schedule 14C complies with the comment #1.

We believe that our response addresses all of the Staff Comments.  If you have any additional questions, please do not hesitate to contact the undersigned at 312-876-7874.

Very truly yours

/s/ Jerold N. Siegan

Jerold N. Siegan

JNS/lhr
cc:    Min Zhao, CEO

Pursuant to Internal Revenue Service guidance, be advised that any federal tax advice contained in this written or electronic communication, including any attachments or enclosures, is not intended or written to be used and it cannot be used by any person or entity for the purpose of (i) avoiding any tax penalties that may be imposed by the Internal Revenue Service or any other U.S. Federal taxing authority or agency or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.